Exhibit 1.01

Conflict Minerals Report of AmerisourceBergen Corporation

In accord with Rule 13p-1 under the Securities Exchange Act of 1934

This is the Conflict Minerals Report of AmerisourceBergen Corporation (“AmerisourceBergen”) for calendar year 2014 (excepting conflict minerals that, prior to January 31, 2013, were located outside of the supply chain) in accord with Rule 13p-1 under the Securities Exchange Act of 1934 (“Rule 13p-1”).

1.                                      Introduction

The intent of this Conflict Minerals Report (CMR) is to describe AmerisourceBergen’s due diligence process following Rule 13p-1 requirements. Per Rule 13p-1, due diligence is required for necessary conflict minerals in products where there is reason to believe such minerals may have originated in the Democratic Republic of the Congo or surrounding countries (the “Covered Countries”). The goal of the due diligence process is to determine whether such products were “DRC conflict free”.

2.                                      Product Description

This Report relates to products: (i) for which gold, tantalum, tin and tungsten (3TG) minerals are necessary to the functionality or production of that product; (ii) that were manufactured, or contracted to be manufactured, by AmerisourceBergen; and (iii) for which the manufacture was completed during the calendar year ended December 31, 2014. AmerisourceBergen does not directly purchase any 3TG minerals from any source. Based upon AmerisourceBergen’s due diligence process, we have identified the following types of products that may contain 3TG minerals necessary to the functionality or production of such products (and which are referred to as “Covered Products” in this Report). Our AmerisourceBergen Technology Group (“ABTG”) and AmerisourceBergen Specialty Group (“ABSG”) provided comprehensive technology solutions for health systems and retail and long-term care pharmacies, including software that allows a pharmacy to implement a system of integrated tools to manage the business and automate inventory functions. ABTG and ABSG products that may contain 3TG minerals include semi-automated and automated pharmacy dispensing solutions, central pharmacy dispensing solutions, preparation and packaging solutions, unit-dose packaging system, and automated medication dispensing cabinets.

For Covered Products, AmerisourceBergen completed a “reasonable country of origin inquiry” (RCOI).  To implement the RCOI, direct suppliers were engaged to collect information regarding the presence and sourcing of 3TG used in the products supplied to AmerisourceBergen. Information was collected and stored using an online platform provided by a third party vendor, Source Intelligence.

Supplier engagement followed these steps:

•                  An introduction email was sent to Tier One suppliers describing the compliance requirements and requesting conflict minerals information;

•                  Following the initial introductions to the program and information request, up to three reminder emails were sent to each non-responsive supplier requesting survey completion;

•                  Suppliers who remained non-responsive to email reminders were contacted by telephone to try to determine the reason for the delay and to provide further assistance for completing the request.

The program utilized the Electronic Industry Citizenship Coalition (EICC) and Global e-Sustainability Initiative (GeSI) Conflict Minerals Reporting Template (CMRT) for data collection.

Supplier responses were evaluated for plausibility, consistency, and gaps. Additional supplier contacts were conducted to address issues including incomplete data on CMRT reporting templates, responses that did not identify smelters or refiners for listed metals, and organizations that were identified as smelters or refiners, but not verified as such through further analysis and research.

A total of 56 suppliers were identified as in-scope for conflict mineral regulatory purposes and contacted as part of the RCOI process. The survey response rate among these suppliers was 63%. Of these responding suppliers, 49% responded yes as to having one or more of the 3TG minerals as necessary to the functionality or production of the products they supply.

Suppliers indicating use of 3TG minerals identified 287 smelters and refiners that may have been used to supply the 3TG minerals contained in the AmerisourceBergen in-scope products. Of the 287 reported smelters and refiners, 155 were found to be conflict-free pursuant to an independent third party audit program and 27 were found to be “Active” in the CFSI Conflict-Free Smelter Program (CFSP).  An additional 8 Tungsten smelters have committed to obtain a CFSP certification within two years of membership with the Tungsten Industry-Conflict Minerals Committee. The suppliers reported the smelter and refiner information at a company level and not at a product level. Therefore, based on the information reported by the suppliers, AmerisourceBergen was unable to determine whether any of the identified smelters or refiners were in its supply chain. In addition, AmerisourceBergen was unable to determine the country of origin of the necessary 3TG minerals contained in its in-scope products.

3.                                      Design of Due Diligence Measures

AmerisourceBergen’s due diligence process is based on the Organization for Economic Cooperation and Development’s (OECD’s) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas and accompanying Supplements(1). It is important to note that the OECD Guidance was written for both upstream(2) and downstream(3) companies in the supply chain. As AmerisourceBergen is a downstream company in the supply chain, our due diligence practices were tailored accordingly.

4.                                      Due Diligence Measures Implemented

Due diligence measures undertaken by AmerisourceBergen included the following:

•                  Adopted a conflict minerals policy.  Our conflict minerals policy is publicly available at www.amerisourcebergen.com.

(1)  OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas, Supplement on Tin, Tantalum and Tungsten and Supplement on Gold, 2013; http://www.oecd.org/daf/inv/mne/GuidanceEdition2.pdf.

(2)  Upstream companies refer to those between the mine and SOR. As such, the companies typically include miners, local traders, or exporters from the country of mineral origin, international concentrate traders and SORs.

(3)  Downstream companies refer to those entities between the SOR and retailer. As such, the companies typically include metal traders and exchanges, component manufacturers, product manufacturers, original equipment manufacturers (OEMs) and retailers.

•                  Assembled an internal team to support supply chain due diligence

•                  Engaged Source Intelligence to assist with supply chain due diligence process

•                  Attempted to identify the smelters or refiners in the supply chain

•                  To the extent that a smelter or refiner identified by a supplier was not certified as conflict-free by an independent third-party, Source Intelligence attempted to contact that smelter or refiner to gain information about its sourcing practices

•                  Reported risk management findings to senior management

•                  Reported Annually on Supply Chain Due Diligence.  The Form SD and CMR contained herein are publicly available at www.amerisourcebergen.com.

5.                                      Steps to Improve Due Diligence

For future reporting periods, with the exception of ABTG, which was divested effective March 6, 2015, AmerisourceBergen will endeavor to continuously improve upon its supply chain due diligence efforts via the following measures:

•                  Continue to assess the presence of 3TG in its supply chain

•                  Clearly communicate expectations with regard to supplier performance, transparency and sourcing

•                  Increase the response rate for RCOI process

•                  Continue to compare RCOI results to information collected via independent conflict free smelter validation programs such as the CFSI’s Conflict-Free Smelter Program.

6.                                      Product Determination

AmerisourceBergen is unable to determine whether or not its Covered Products are DRC conflict free. AmerisourceBergen does not have sufficient information from suppliers or other sources to conclude whether the necessary conflict minerals originated in the Covered Countries and, if so, whether the necessary conflict minerals were from recycled or scrap sources, were DRC conflict free, or have not been found to be DRC conflict free.  On the basis of the due diligence measures taken above, AmerisourceBergen has determined that its Covered Products are “DRC conflict undeterminable”.

7.                                      Independent Private Sector Audit

Based on AmerisourceBergen’s declaration of DRC conflict undeterminable, a private sector audit is not required.